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                               August 28, 2023

       Min Jiang
       Chief Executive Officer
       SIPP International Industries, Inc.
       69 Waterfall Blvd, The Ponds
       Sydney, NSW 2769, Australia

                                                        Re: SIPP International
Industries, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 17,
2023
                                                            File No. 333-271830

       Dear Min Jiang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed August 17,
2023

       Cover Page

   1. We note the disclosure on the cover page and elsewhere in your prospectus about your beliefs concerning
authorizations and approvals, such as "[t]he Company does not believe that it is required to
seek authorizations from Chinese authorities" and that "[w]e believe that we are not
currently required to obtain approval from Chinese authorities" and the disclosure on page 15
that "[t]he Material PRC Company has obtained
                                                        all material
Governmental authorizations necessary for its business as described in the
                                                        Prospectus." As
requested in prior comment 2, please reconcile such disclosure with the disclosure in the: (1)
first paragraph on page 31 that "[a]s such, we will likely be required to file with the CSRC
within a reasonable time and before the consummation of this
 Min Jiang
FirstName  LastNameMin    Jiang
SIPP International Industries, Inc.
Comapany
August 28, NameSIPP
           2023        International Industries, Inc.
August
Page 2 28, 2023 Page 2
FirstName LastName
         offering;" and (2) last sentence on page 32 that "[p]ursuant to ... if the registration statement with respect to the Common stock to be sold in this offering does not become effective on a date, as the Securities and Exchange Commission may determine, prior to the effectuation of the Trial Administrative Measures, or we fail to complete this offering and listing on the Nasdaq Capital Market before September 30, 2023, we will have to file with the CSRC in accordance with the Trial Administrative Measures with respect to this offering."
2. We note your response to prior comment 3 and the disclosure on the cover page about the translated copy and Articles 2, 3 and 4. Please expand your response to consider the applicability of Articles 15 and 34 of the Trial Measures.
3.       We note your response to prior comment 3 and the new disclosure about
Article 16 of the
         Trial Measures on the cover page and in the prospectus summary. Please revise to clearly explain how you determined that this offering is classified as Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities.
Condensed Consolidated Financial Statements, page F-18

4. Please revise your disclosures related to the number of preferred shares outstanding as of
         December 31, 2022 and June 30, 2023 to resolve the following inconsistencies:
             Your balance sheets state that 10,000,000 and 0 preferred shares were outstanding as of June 30, 2023 and December 31, 2022, respectively;
             Your statements of changes in stockholders    equity (deficit)
indicate that 0 preferred
             shares were outstanding as of June 30, 2023 and December 31, 2022; and
             Your disclosure on page F-26 states that    the total number of
Series A Preferred
             shares of Company common stock issued and outstanding as of June 30, 2023 and
             December 31, 2022, was 0 and 10,000,000 shares, respectively. Condensed Consolidated Statements of Changes in Stockholders Equity (Deficit), page F-20

5.       Please revise your Statements of Changes in Stockholders    Equity
(Deficit) to include the
         comparative period between December 31, 2021 and June 30, 2022.
Exhibits

6. We reissue prior comment 13. Exhibit 3.3 is still not a single complete copy of your articles. Instead, it appears to still be a collection of multiple documents.
General

7. We note your response to prior comment 14. Please continue to ensure that the disclosure throughout your filing is consistent and applicable to you. For example, we note the following:

             the disclosure on the cover page that "SIPN exercises control over the operations of
 Min Jiang
SIPP International Industries, Inc.
August 28, 2023
Page 3
       Beijing Kezhao, as its wholly owned subsidiary" does not appear to be applicable to you based on the diagram of the corporate structure of the company on page
2;

           the disclosure in the last paragraph on page 8 about "our directors and officers, both of whom are not residents in the United States" is not consistent with the disclosure on page
       72 that Min Jiang is the sole officer and director;

           the disclosure in the first paragraph on page 16 about "management fees" does not appear to fit within your corporate structure on page 2; and

           the disclosure in the second paragraph in the last risk factor on page 23 about material weaknesses is not consistent with the disclosure in the fourth paragraph on page 56 about material weaknesses.

       You may contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameMin Jiang
                                                             Division of
Corporation Finance
Comapany NameSIPP International Industries, Inc.
                                                             Office of
Manufacturing
August 28, 2023 Page 3
cc:       Matthew McMurdo
FirstName LastName